EXHIBIT 99.51

17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India Tel.: (91-22) 6645 5645 Fax.: (91-22) 6645 5685

SUN PHARMA AND  TARO ANNOUNCE TERMINATION OF PROPOSED TRANSACTION

MUMBAI, India & HAWTHORNE, N.Y. (February 8, 2013): Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) (together with its subsidiaries, “Sun Pharma”) and Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro”) announced today that they have mutually agreed to terminate their merger agreement, announced in August 2012, pursuant to which all shareholders of Taro (other than Sun Pharma and its affiliates) would have received a cash payment of $39.50 per share upon the closing of the merger.

Each of Sun Pharma and Taro (at the direction of the Special Committee) agreed that terminating the merger agreement was in the best interest of the respective companies and shareholders.

About Sun Pharmaceutical Industries Ltd.

Established in 1983, listed since 1994 and headquartered in India, Sun Pharmaceutical Industries Ltd. is an international, integrated, specialty pharmaceutical company. It manufactures and markets a large basket of pharmaceutical formulations as branded generics as well as generics in India, the United States and several other markets across the world. In India, the company is a leader in niche therapy areas of psychiatry, neurology, cardiology, gastroenterology, orthopedics and ophthalmology. Sun Pharma has strong skills in product development, process chemistry, and manufacturing of complex API, as well as dosage forms. More information about Sun  Pharma can be found at Sun Pharma’s website at www.sunpharma.com.

About Taro Pharmaceutical Industries Ltd.

Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products. More information about Taro can be found on Taro’s website at www.taro.com.

Contact Information

Sun Pharmaceutical Industries Ltd.

Nimish Desai Tel +91 22 6645 5645, Ext. 717 Tel Direct +91 22 6645 5717 Mobile +91 98203 30182 E-mail nimish.desai@sunpharma.com	Mira Desai Tel +91 22 6645 5645, Ext. 606 Tel Direct +91 22 6645 5606 Mobile +91 98219 23797 E-mail mira.desai@sunpharma.com

Taro Pharmaceutical Industries Ltd.

William J. Coote Tel +1 914 345 9001 E-mail william.coote@taro.com

SAFE HARBOR STATEMENT

Certain statements in this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances that Sun Pharma or Taro “estimates,” “believes,” or “expects” to happen or similar language.  The forward-looking statements in this press release are based on the current expectations of Sun Pharma and Taro and are made only as of the date of this press release and involve certain risks and uncertainties that could cause actual results to differ materially from future results that may be expressed or implied by such forward-looking statements.  Unless required by law, neither Sun Pharma nor Taro undertake any obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.